RMG Networks Holding Corporation

15301 Dallas Parkway

Suite 500

Addison, TX 75001

(800) 827-9666

February 7, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Ms. Jan Woo, Branch Chief–Legal Office of Information Technologies & Services

Re:

RMG Networks Holding Corporation

Registration Statement on Form S3

Filed January 23, 2017

File No. 333-215673

Dear Ms. Jan Woo:

With respect to the above-referenced Registration Statement on Form S3 (the “Registration Statement”), and pursuant to Rules 460 and 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of RMG Networks Holding Corporation (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Thursday, February 9, 2017 at 4:00 p.m., or as soon as practicable thereafter.

Please call Jason Simon of Greenberg Traurig, LLP, counsel to the Company, at (703) 749-1386 with any comments or questions regarding the Registration Statement.

Very truly yours,

/s/ Robert Michelson

Robert Michelson

President & Chief Executive Officer